Exhibit 99.2

February 24, 2012

Board of Directors

Gushan Environmental Energy Limited

No. 37, Golden Pond Road

Golden Mountain Industrial District

Fuzhou City, Fujian Province

People’s Republic of China

Dear Sirs:

I, Yu Jianqiu, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire the outstanding ordinary shares of Gushan Environmental Energy Limited (the “Company”) and the American Depositary Shares of the Company (“ADSs”, each ADS representing ten ordinary shares of the Company), in both cases that are not currently owned by myself and my affiliates in a going-private transaction (the “Acquisition”). The terms and conditions of the Proposal on which I contemplate to pursue the Acquisition are set forth below:

1. Buyer. I intend to form an acquisition vehicle for the purpose of pursuing the Acquisition.

2. Purchase Price. The purchase consideration payable for each ADS or ordinary share of the Company (other than those held by myself and my affiliates) will be $1.599 per ADS or $0.1599 per ordinary share, as the case may be, in cash, which represents a premium of 30.00% to the Company’s closing price on February 23, 2012 and a premium of 24.15% to the volume-weighted average closing price during the last 30 trading days. I believe that the proposed purchase price provides a very attractive and beneficial alternative to the Company’s shareholders.

3. Financing. It is currently expected that the Acquisition will be primarily financed with my own funds but may be supplemented by possible debt financing. If necessary, I would enter into discussions and negotiations, and possibly agreements, with potential sources of debt financing. At this point in time, there is no arrangement with any such potential source of debt financing in relation to the Proposal, and I do not propose to make any commitment prior to reaching agreement on the transaction terms in respect of the Acquisition with the Company.

4. Due Diligence. To the extent debt financing is required, parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.

5. Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (“Definitive Agreements”) providing for the Acquisition and related transactions very promptly. Such Definitive Agreements will provide for conditions and covenants typical and appropriate for transactions of this type.

6. Confidentiality. I intend promptly to file an amendment to my Schedule 13D to disclose this letter. However, I am sure you will agree that it is in all of our interests to proceed in a confidential manner, other than as required by law, until Definitive Agreements have been executed or our discussions have been terminated. If for any reason you find it necessary to make any disclosure relating to any matter discussed in this letter, please give me as much notice as possible so that I can respond appropriately.

7. Process. I believe that the Acquisition will provide superior value to the Company’s shareholders. I recognize that the Board will evaluate the proposed Acquisition independently before it can make its determination to endorse it. Given my involvement in the proposed Acquisition, I also recognize that independent members of the Board will proceed to consider the proposed Acquisition. In considering my offer, you should be aware that I am interested only in acquiring the outstanding shares of the Company that are not currently owned by myself and my affiliates, and that I do not intend to sell my stake in the Company to a third party.

8. Advisors. I have retained Sidley Austin LLP as my legal counsel in connection with the Acquisition.

9. No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Acquisition or other transaction. Any commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

I would like to personally express my commitment to work with the Board to consummate this Acquisition in a timely manner. Should you have any questions regarding these matters, please do not hesitate to contact me. I look forward to hearing from you.

Sincerely,

/s/ Yu Jianqiu
Yu Jianqiu